
UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
~~Mail Processing~~ Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 2 2015
Washington DC
404

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SEC FILE NUMBER
8- 50658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

172 Lake Street
                                (No. and Street)

Hamburg   New York   14075
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Saperston   (716) 649-9800 x213
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata
                    (Name – if individual. state last. first. middle name)

361 Delaware Avenue   Buffalo   New York   14203
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Karen L. Saperston</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Saperston Asset Management, Inc.</u> , as of <u>December 31</u> , 20<u>14</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 20__7

_____
Signature

<u>President</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2014
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.
Buffalo, New York

We have audited the accompanying financial statements of Saperston Asset Management, Inc. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Saperston Asset Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Saperston Asset Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Saperston Asset Management, Inc.'s financial statements. The supplemental information is the responsibility of Saperston Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dansa & D'Arata LLP
Buffalo, New York
January 15, 2015

361 Delaware Avenue ❖ Buffalo, New York 14202 ❖ P: [716] 842-3900 ❖ F: [716] 883-2963 ❖ www.darata.com

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	738,658
Receivable from clearing organization		85,747
Prepaid expenses and other assets		44,576
Total current assets		868,981

PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation of $89,037   37,845

$ 906,826

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Advances from stockholder and affiliate	$	2,405
Accounts payable		17,146
Accrued expenses		36,246
Deferred income taxes		6,571
Subordinated borrowings		290,000
Total current liabilities		352,368

STOCKHOLDER'S EQUITY:

Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	341,314
Retained earnings	212,144
	554,458

$ 906,826

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 1,391,809
Investment advisory fees	1,165,338
Interest and dividends	6,931
	2,564,078
EXPENSES:	
Payroll and related taxes	1,295,327
Commissions	257,506
Consulting	177,063
Exchange fees	141,088
Communication and data processing	119,411
Occupancy	103,188
Insurance	81,664
Office	68,966
Advertising and promotion	67,636
Postage and delivery	39,426
Registration	36,293
Travel, meals and entertainment	34,644
Interest	26,100
Professional fees	24,993
Depreciation	20,720
Other	56,621
	2,550,646
INCOME BEFORE PROVISION FOR INCOME TAXES	13,432
PROVISION FOR INCOME TAXES	5,500
NET INCOME	$ 7,932

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE, beginning of year	$	290,000
Increases (decreases)		-
BALANCE, end of year	$	290,000

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2014	1,000	341,314	204,212	546,526
Net income	-	-	7,932	7,932
BALANCE, December 31, 2014	$ 1,000	$ 341,314	$ 212,144	$ 554,458

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 7,932
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20,720
Deferred income taxes	(3,800)
Net changes in assets and liabilities affecting operating cash flows:	
Receivable from clearing organization	11,202
Prepaid expenses and other assets	18,314
Accounts payable	(5,591)
Accrued expenses	(6,411)
Net cash provided by operating activities	42,366

CASH FLOWS FROM FINANCING ACTIVITIES:

Net repayments to stockholder and affiliate	(518)

NET CHANGE IN CASH AND CASH EQUIVALENTS 41,848

CASH AND CASH EQUIVALENTS:

Beginning of year	696,810
End of year	$ 738,658

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid during the year	$ 26,100
Income taxes paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates branch offices in Western New York State and Florida to service clients throughout the United States. The U.S. dollar ($) is the functional currency of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Management reviews the financial viability of these institutions on a periodic basis.

Receivable from Clearing Organization - Amounts receivable from clearing organization consist of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2014.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Revenue Recognition – Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The Company conducts business in multiple states and is subject to numerous taxing jurisdictions. As a result of its business activities, the Company files a number of tax returns that are subject to examination by Federal and state and local taxing authorities. Tax examinations are often complex, as such taxing authorities may disagree with the Company's treatment of certain items, and these disagreements could take years to resolve depending on the complexity of the issue. Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities.

SAPERSTON ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2014, management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

The Company is no longer subject to federal or state tax examination by tax authorities, for all returns filed, for the years ending December 31, 2010 and prior.

Management has determined that the Company does not have a tax filing requirement in certain states in which they do business. This is a tax position for which the examination period may be unlimited.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Advertising - Advertising costs are expensed as incurred, and totaled $67,636 for the year ended December 31, 2014.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2015 and January 15, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Vehicles	$	75,822
Equipment		51,060
		126,882
Less: accumulated depreciation		(89,037)
	$	37,845

SAPERSTON ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

4.   SUBORDINATED BORROWINGS

At December 31, 2014, the subordinated borrowings represented 9% interest-bearing unsecured notes from the sole stockholder. The following summarizes the various details of the subordinated notes:

Date of Note	Due Date		
August 20, 1998	May 31, 2016	$	190,000
April 29, 1998	June 30, 2016		100,000
		$	290,000

The subordinated borrowings are covered by an agreement approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5.   RELATED PARTY TRANSACTIONS

Amounts due to the sole stockholder and affiliates totaled $2,405 at December 31, 2014. These advances are non-interest bearing and due on demand.

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the year ended December 31, 2014 (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $84,000 during the year ended December 31, 2014.

Consulting fees paid to an affiliated company totaled $177,063 during the year ended December 31, 2014.

6.   INCOME TAXES

The provision for income taxes consisted of the following for the year ended December 31, 2014:

Current:		
Federal	$	6,400
State		2,900
		9,300
Deferred:		
Federal		(2,600)
State		(1,200)
		(3,800)
Provision for income taxes	$	5,500

SAPERSTON ASSET MANAGEMENT, INC.

6. **INCOME TAXES** *(Continued)*

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $737,198, which was $487,198 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1 at December 31, 2014.

The Company's unaudited computation of net capital of $737,198 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2014, was in agreement with the amount determined in the above paragraph.

8. **COMMITMENTS AND CONTINGENCIES**

Operating leases - The Company leases office space in Hamburg, New York pursuant to a non-cancellable operating lease from a related party, which requires monthly rental payments of $6,000 through December 2018. Additionally, the Company leases office space in Sarasota, Florida pursuant to a non-cancellable operating lease from a related party requiring monthly rental payments of $1,000 through December 2015. At December 31, 2014, future minimum rental payments due are: 2015 - $84,000; 2016 - $72,000; 2017 - $72,000; and 2018 - $72,000. Total rent expense for the year ended December 31, 2014 was $84,000.

* * * * * * * * * * * *

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$	554,458
Additions:		
Allowable subordinated liabilities		290,000
Total available capital		844,458
Deductions:		
Non-allowable assets:		
NASD subscriptions		3,300
Equipment and other assets, net		37,845
Other assets		14,002
Unsecured receivables		46,355
		101,502
Tentative net capital		742,956
Haircuts:		
Money market funds		5,758
		5,758
Net capital	$	737,198
Aggregate indebtedness:		
Current liabilities	$	55,797
Deferred income taxes		6,571
	$	62,368
Net capital	$	737,198
Minimum net capital		250,000
	$	487,198
Aggregated debt to net capital (allowable 15 to 1)		.08 to 1

There are no material differences between the preceding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2014.


DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

   We compared the listed assessment payments to copies of check number 2501 dated July 15, 2014 for $2,377 and check number 2803 dated January 15, 2015 for $2,432. No exceptions were noted.

2) Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

   We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. No exceptions were noted.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

   We compared the adjustments reported in Form SIPC-7 to amounts reported in the Company's trial balance for the year ended December 31, 2014. No exceptions were noted.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

   We tested the arithmetical accuracy of the calculations in Form SIPC-7 and in the Company's trial balance for the year ended December 31, 2014, which supported the adjustments. No exceptions were noted.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

   Not applicable, as the Company did not apply an overpayment to the current assessment.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buffalo, New York
January 15, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Saperston Asset Management, Inc. Exemption Report, in which (1) Saperston Asset Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Saperston Asset Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saperston Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dansa & D'Arata LLP
Buffalo, New York
January 15, 2015




172 Lake Street, Hamburg, NY 14075

Saperston Asset Management, Inc.

Exemption Report

Saperston Asset Management, Inc. (The "Company") is a registered broker-dealer subject

to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R. 240.17a-5,

"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared

as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief,

The Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following

Provisions of C.F.R. 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)

throughout the most recent fiscal year without exception.

Saperston Asset Management, Inc.

I, Karen L. Saperston, affirm that, to the best of my knowledge and belief, this Exemption

Report is true and correct.

By: _____

Title: __PRESIDENT_____

January 15, 2015



Saperston Asset Management, Inc.	Saperston Real Estate Corp.	Saperston Management, Inc.
716-854-7541	237 Main Street	716-854-7541
FAX: 716-649-9875	Buffalo, NY 14203	FAX: 716-312-8332
800-879-7541	716-847-1100	800-879-7541
Member: FINRA, SIPC, MSRB	FAX: 716-847-1131	Member: AIPB
Dalbar Rated Financial Professional	Member: SIOR, MLS	(Private Client Services)